FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

COSAN LIMITED

Item
1.	Communication dated June 2, 2011 regarding corporate reorganization and Framework Agreement executed with Shell Brazil Holdings B.V.

COSAN S.A. INDÚSTRIA E COMÉRCIO CNPJ/MF nº 50.746.577/0001-15 NIRE 35.300.177.045 Public Company

COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa:CSAN3; "Cosan") and COSAN LIMITED (BM&FBovespa:CZLT11, NYSE:CZZ), further to the material facts published on February 1st, August 25th, 2010 and April 7th, 2011, announce that on June 1st., 2011 they successfully concluded the corporate reorganization as set forth in the Framework Agreement executed with Shell Brazil Holdings B.V. (“Shell”), giving rise to Raízen Energia Participações S.A. and Raízen Combustíveis S.A., the world´s largest sugar, ethanol and cogeneration producer out of sugarcane and one of the largest fuels distributors in the Brazilian market.

The net debt contributed by Cosan to the joint venture shall be R$4.94 billion plus certain adjustments.

Rubens Ometto Silveira Mello will be the chairman of the board of directors of both companies for the term of the joint venture. He will have an active role in the strategic development and growth of the joint venture, and will receive a total net annual salary of approximately R$ 13 million (“Fixed Compensation”). He will also be entitled to a variable annual bonus for the next five years, depending on the achievement of certain key performance indicators which are aligned with the performance targets set for the top management of the joint venture. His annual bonus target will be 25% of his annual Fixed Compensation.

The Joint Venture is under analysis by the Brazilian Competition Authority (CADE), which does not suspend the conclusion of the deal as announced today.

São Paulo, June 2nd, 2011

Marcelo Martins
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	June 8, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer